

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Ronan O'Caoimh
Chief Executive Officer
Trinity Biotech plc
IDA Business Park
Bray, Co. Wicklow, Ireland

> **Re: Trinity Biotech plc**
> **Registration Statement on Form F-3**
> **Filed August 30, 2022**
> **File No. 333-267160**

Dear Mr. O'Caoimh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mary W. Brown, Esq.